Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010
(Expressed in US Dollars)

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Expressed in US Dollars)

	March 31,	June 30,
	2010	2009
ASSETS
Current
Cash and cash equivalents	$9,767,178	$2,390,428
Restricted cash	-	16,370,100
Amounts receivable	2,031,981	115,039
Marketable securities	86,631	85,985
Prepaid expenses	1,792,492	901,427
	13,678,282	19,862,979

Restricted Cash (Note 11 d)	4,600,672	2,225,336
Property, Plant and Equipment (Note 4)	169,469,308	112,148,391
Intangible Assets	24,489	13,014
Interests in Geothermal Properties (Note 5)	1,304,088	88,561,126
Prepaid Expenses and Other Assets	1,200,711	-
	$190,277,550	$222,810,846

LIABILITIES
Current
Accounts payable and accrued liabilities	$5,433,302	$17,438,406
Deferred construction amounts payable	-	9,028,380
Short-term portion of long-term liabilities (Note 6)	150,940,511	149,095,125
	156,373,813	175,561,911

Long-term Payables	541,102	632,182
Cash Settled Option (Note 7)	2,821,291	1,820,844
Asset Retirement Obligation	1,075,421	932,689
Future Income Tax Liability	-	1,320,440
	160,811,627	180,268,066

SHAREHOLDERS' EQUITY
Share Capital (Note 8)	54,942,228	53,857,748
Contributed Surplus	4,124,132	4,250,432
Accumulated Other Comprehensive Income	2,128,772	1,862,302
Deficit	(31,729,209)	(17,427,702)
	29,465,923	42,542,780
	$190,277,550	$222,810,846

Commitments (Note 11)
Subsequent Events (Note 13)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF LOSS
(Unaudited)
(Expressed in US Dollars)

	For the Three Months		For the Nine Months
	ended March 31,		ended March 31,
	2010	2009	2010	2009

Revenue
Electricity sales	$2,963,744	$-	$5,607,789	$-
Direct cost of Energy production (Note 4)	(2,675,701)	-	(5,111,976)	-
Gross margin	288,043	-	495,813	-

Expenses
Accounting and audit	193,505	13,583	475,546	123,738
Accretion of asset retirement obligation	14,465	19,482	48,732	58,446
Amortization	19,257	25,564	57,915	68,297
Consulting fees	83,836	63,251	393,748	330,397
Investor communication	38,648	24,592	121,797	210,845
Insurance	38,317	11,769	82,309	37,912
Legal	273,748	23,202	495,499	101,444
Office and admistrative expenses	78,367	97,010	278,896	249,656
Salaries and wages	279,839	236,649	749,529	718,279
Stock-based compensation	27,502	90,467	204,860	227,218
Travel and business development	42,469	25,122	189,414	107,406

	1,089,953	630,691	3,098,245	2,233,638

Other Expenses (Income)
Change in fair value of cash settled option (Note 7)	(83,738)	(118,591)	1,000,447	59,239
Financing Expenses	7,341	-	893,011	-
Foreign exchange loss	37,140	-	127,486	1,737,199
Interest expense	4,930,339	-	9,740,411	-
Interest income	(28,759)	(35,823)	(62,280)	(303,855)

	4,862,323	(154,414)	11,699,075	1,492,583

Net Loss	$5,664,233	$476,277	$14,301,507	$3,726,221

Basic and diluted loss per share	$0.06	$0.005	$0.15	$0.04
Weighted average number of common shares issued and outstanding	95,569,421	94,515,204	95,182,603	94,402,763

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in US Dollars)

	For the Three Months		For the Nine Months
	ended March 31,		ended March 31,
	2010	2009	2010	2009

Cash flows used in operating activities
Net Loss for the period	$(5,664,233)	$(476,277)	$(14,301,507)	$(3,726,221)
Items not requiring (providing) cash:
Amortization	1,665,065	25,564	3,127,427	68,297
Accretion of asset retirement obligation	14,465	19,482	48,732	58,446
Change in fair value of cash settled option	(83,738)	(118,591)	1,000,447	59,239
Foreign exchange loss	-	-	-	1,737,199
Interest expense capitalized to the loan	1,948,438	-	3,631,609	-
Stock-based compensation	27,502	90,467	204,860	227,218
Changes in non-cash working capital:
Increase in accounts receivable	(287,933)	28,733	(1,915,443)	(32,708)
Decrease in accounts payable	(2,204,942)	517,543	(876,659)	(209,982)
Decrease (increase) in prepaid expenses	2,692,934	28,718	2,272,815	52,694

	(1,892,442)	115,639	(6,807,719)	(1,765,818)

Cash flows used in investing activities
Decrease (increase) in restricted cash	(775,428)	-	14,076,612	(17,920,984)
Acquistion of intangible assets	-	-	(20,814)	-
Prepaid expenses and other assets	5,075	-	(1,210,801)	-
Acquisition and construction of property, plant and equipment	(11,175,159)	(23,210,315)	(48,238,178)	(49,495,373)
Cash grant received	-	-	57,872,513	-
Geothermal property interests	(223,184)	(7,762,552)	(301,780)	(27,858,960)

	(12,168,696)	(30,972,867)	22,177,552	(95,275,317)

Cash flows from financing activities
Loan advances	-	31,384,816	19,989,898	90,591,384
Loan repayment	-	-	(28,879,380)	-
Proceeds from options exercised	6,349	34,422	754,481	94,899

	6,349	31,419,238	(8,135,001)	90,686,283

Effect of exchange rate changes on cash and
cash equivalents	149,653	(83,444)	141,918	(735,727)

Increase (decrease) in cash and cash equivalents	(13,905,136)	478,566	7,376,750	(7,090,579)

Cash and cash equivalents, beginning of period	23,672,314	3,904,215	2,390,428	11,473,360
Cash and cash equivalents, end of period	$9,767,178	$4,382,781	$9,767,178	$4,382,781

Additional Cash Flow Information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the year ended June 30, 2009 and the nine-month period ended March 31, 2010
(Unaudited)
(Expressed in US Dollars)

				Other Comprehensive Income (Loss)
				Currency	Revaluation of		Total
			Contributed	Translation	Marketable		Shareholders'
	Shares	Share Capital	Surplus	Differences	Securities	Deficit	Equity

Balance, June 30, 2008	94,169,504	$53,701,819	$4,004,103	$3,519,697	$33,824	$(12,338,942)	$48,920,501

Issued for cash
Stock options exercised	378,000	94,899	-	-	-	-	94,899
Stock options exercised - stock option valuation	-	61,030	(61,030)	-	-	-	-
Stock options granted	-	-	307,359	-	-	-	307,359
Currency translation difference	-	-	-	(1,596,563)	-	-	(1,596,563)
Decrease in marketable securities	-	-	-	-	(94,656)	-	(94,656)
Net loss for the year	-	-	-	-	-	(5,088,760)	(5,088,760)

Balance, June 30, 2009	94,547,504	53,857,748	4,250,432	1,923,134	(60,832)	(17,427,702)	42,542,780

Issued for cash
Stock options exercised	714,000	456,496	-	-	-	-	456,496
Agent options exercised	315,000	297,985	-	-	-	-	297,985
Stock options exercised - option valuation	-	223,261	(223,261)	-	-	-	-
Agent's options exercised - option valuation	-	106,738	(106,738)	-	-	-	-
Stock options granted	-	-	203,699	-	-	-	203,699
Currency translation difference	-	-	-	265,824	-	-	265,824
Increase in marketable securities	-	-	-	-	646	-	646
Net loss for the period	-	-	-	-	-	(14,301,507)	(14,301,507)

Balance, March 31, 2010	95,576,504	$54,942,228	$4,124,132	$2,188,958	$(60,186)	$(31,729,209)	$29,465,923

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company” or “Nevada Geothermal”) was incorporated on April 13, 1995 under the laws of British Columbia and became an active revenue generating company during the second fiscal 2010 quarter, the fourth calendar quarter of 2009. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is a generator of geothermal electrical power from heat that is located beneath the earth’s surface, and a developer of geothermal projects. Nevada Geothermal’s principal operation is the Faulkner I power plant located in northern Nevada (“Blue Mountain”). Revenue is generated by the Company from selling electrical power to NV Energy (“NVE”) under a 20-year purchase power agreement (“PPA”). The Company is also continuing its exploration, evaluation and further development of its other geothermal property interests at Pumpernickel Valley and Black Warrior in Nevada, as well as Crump Geyser in Oregon

On August 29, 2008, the Company closed a financing with Trust Company of the West (“TCW”) to issue up to $180 million of debt for the continued development of its Blue Mountain power plant project. As at March 31, 2010, $161,479,129 was outstanding under the debt agreement. At March 31, 2010, the Company would not be in compliance with the terms of the TCW loan without the agreement in principle to a waiver that, once documented, is expected to expire when the potential John Hancock Life Insurance Company (“John Hancock”) loan closes. On November 20, 2009, the Company and TCW reached an agreement in principle to waive budget non compliance and, until the earlier of the closing of a potential John Hancock Life Insurance Company loan and March 31, 2010, an interest coverage covenant, in return for 4.5 million warrants exercisable at Cdn $1.50 (Note 11(e)) . Subsequently both parties agreed to extend the agreement, without other changes, until the potential John Hancock loan closes and the TCW loan is partially refinanced. The TCW loan has been classified as a short-term liability. Consequently, as at March 31, 2010, the Company had a working capital deficiency of $142,695,531. In addition, the Company’s cumulative development costs have resulted in accumulated losses totalling $31,729,209.

Although the Company has successfully declared commercial operation at its Blue Mountain power plant facility, the Company has no track record of operating profitably, and the Company must increase power production and refinance a substantial portion of the TCW loan at a lower interest rate to meet loan covenants, such as a covenanted interest coverage ratio. The Company’s ability to continue on as a going concern is dependent on meeting the covenants of its loan agreement with TCW, the achievement of profitable operations, sustaining the required minimum power production for its PPA with NV Energy, concluding the potential loan agreement with John Hancock and our ability to raise additional capital from lenders, shareholders and other investors to support ongoing business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in US dollars. The interim consolidated financial statements have been prepared following the same accounting policies as the consolidated financial statements for the year ended June 30, 2009, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended June 30, 2009.

	b)	Significant Accounting Policies

Revenue recognition

Energy sales are recognized at the time of delivery to the purchasing party as metered at the point of interconnection with the transmission system.

Property, plant and equipment

The following assets are recorded at cost and are being amortized on a declining basis method over their estimated useful lives:

Computers	30%
Field equipment	30%
Office furniture and equipment	20%
Vehicles	20%

Plant and wellfield are amortized on a straight-line basis over their estimated useful lives as follows:

Plant	30 years
Wellfield	20 years

The Company’s assets under construction are recorded at cost and include direct construction and development costs as well as overhead costs directly attributed to the construction activities of the Blue Mountain Project. Capitalization of costs ceases when an item of property, plant and equipment, or a portion thereof, is substantially complete and ready for productive use. Revenue derived from an item of property, plant, and equipment prior to substantial completion is included in cost. Upon substantial completion, the balance included in assets under construction is transferred to plant and wellfield.

An Inventory of capital spare parts is valued at acquisition cost and expensed when the parts are put into use.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	b)	Significant Accounting Policies (Continued)

Intangible assets

Intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful lives.

	c)	Changes in Accounting Policies

The Company made the following changes to its accounting policies during the nine months ended March 31, 2010:

		i)	CICA handbook section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued handbook section 3064 – Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and also prescribes the recognition and measurement of impairment losses. The Company implemented the new standard during the current reporting period, and reclassified software from property, plant and equipment to intangible assets at the time of implementation.

		ii)	CICA handbook section 3862, Financial Instruments – Disclosures

Section 3862 was amended during June 2009 to enhance the disclosure requirements regarding liquidity risk of financial instruments and to add new disclosure requirements regarding fair value measurements of financial instruments (See Note 9).

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

3.	FUTURE ACCOUNTING CHANGES

	a)	CICA handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements and section 1602, Non-controlling Interests

The abovementioned sections were released in January 2009. Section 1582 should be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 apply to interim and consolidated financial statements for financial years beginning on or after January 1, 2011. Earlier application of all three sections is permitted, as long as they are adopted together. The adoption of the new standards will result in a number of changes to the treatment of acquisitions, notably the measurement of non-controlling interests at fair value by the parent group, the requirement to expense acquisition costs, and the accounting for contingent consideration as a financial liability, measured at fair value. The effect of the new standard on the Company will depend on its future business combinations, if any.

	b)	International Financial Reporting Standards

During 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that International Financial Reporting Standards (“IFRS”) adoption will be mandatory for publicly accountable enterprises for financial years beginning on or after January 1, 2011. The Company will therefore prepare its first annual report under IFRS in respect of the year ending June 30, 2012 and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

		Office
		Furniture and	Field					Construction	Spare
	Computers	Equipment	Equipment	Vehicles	Land	Plant	Wellfield	in progress	parts	Total
Cost
Balance as at June 30, 2009	$93,742	$54,341	$73,008	$126,762	$161,188	$-	$-	$111,768,024	$-	$112,277,065
Additions	7,681	17,553	-	22,295	-	187,047	8,042,337	22,292,934	159,067	30,728,914
Plant placed in service	-	-	-	-	-	124,283,203	-	(124,283,203)	-	-
Transfer from geothermal property interests	-	-	-	-	-	-	87,565,210	-	-	87,565,210
Cash grant received	-	-	-	-	-	(33,566,058)	(24,306,455)	-	-	(57,872,513)
Foreign exchange movement	11,769	5,965	-	-	-	-	-	-	-	17,736
Balance as at March 31, 2010	$113,192	$77,858	$73,008	$149,057	$161,188	$90,904,192	$71,301,092	$9,777,755	$159,067	$172,716,409

Accumulated amortization
Balance as at June 30, 2009	$48,798	$23,729	$31,844	$24,303	$-	$-	$-	$-	$-	$128,674
Amortization for the period	11,930	6,752	9,262	21,598	-	1,436,501	1,622,919	-	-	3,108,961
Foreign exchange movement	6,574	2,892	-	-	-	-	-	-	-	9,466
Balance as at March 31, 2010	$67,301	$33,373	$41,106	$45,901	$-	$1,436,501	$1,622,919	$-	$-	$3,247,101

Carrying amounts
At June 30, 2009	$44,944	$30,612	$41,164	$102,459	$161,188	$-	$-	$111,768,024	$-	$112,148,391
At March 31, 2010	$45,891	$44,485	$31,902	$103,156	$161,188	$89,467,691	$69,678,173	$9,777,755	$159,067	$169,469,308

*Plant and wellfield amortization of $3,059,420 has been included in Direct Cost of Energy production. Test revenue totaling $337,793 was generated prior to the substantial completion of the power plant and has been recorded as a reduction of the capitalized cost of the plant.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

5.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

	March 31,	June 30,
	2010	2009
Blue Mountain Project - Nevada	$-	$87,565,210
Pumpernickel Valley Project - Nevada	252,752	118,455
Crump Geyser - Oregon	639,268	501,709
Black Warrior Peak Project - Nevada	412,068	375,752
	$1,304,088	$88,561,126

During the period, construction for the Blue Mountain Faulkner I power plant was completed and the plant was operating commercially. Therefore, acquisition and deferred exploration and development expenditures relating to the project have been transferred to property, plant and equipment (Note 4).

6.	LONG-TERM LIABILITIES

	March 31,	June 30,
	2010	2009

Long-term liabilities - TCW Loan	$150,940,511	$149,095,125
Short-term portion - TCW Loan	(150,940,511)	(149,095,125)
	$-	$-

As at March 31, 2010, the total amount due under the TCW loan is $161,479,129.

As at March 31, 2010, the Company would not be in compliance with the terms of the TCW loan without an agreement in principle to a waiver that is expected to be documented when the potential John Hancock loan closes. The terms of the loan had required the Company to refinance a significant portion of the debt outstanding with TCW shortly after the later of commercial operation or substantial completion of the electricity generation plant in order to avoid debt covenant violations. As a result, for balance sheet purposes, the TCW long-term loan has been disclosed as a short-term liability.

The Company is working closely with TCW to remedy the situation and on November 20, 2009, TCW agreed in principle to waive the non-compliance until March 31, 2010 in return for 4.5 million NGP Inc. warrants exercisable at Cdn $1.50 (Note 11(e)). Subsequently, TCW agreed to extend the agreement in principle, without change, until the potential John Hancock loan closes. The Company anticipates refinancing a significant portion of the TCW loan with the proceeds of the potential John Hancock loan at a substantially lower interest rate. The Company anticipates the waiver agreed in principle will be documented when the potential refinancing closes.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

6.	LONG-TERM LIABILITIES (Continued)

	Nine Months ended	Year ended
	March 31, 2010	June 30,2009
Opening balance	$149,095,125	$-

Loan proceeds	19,989,898	148,166,680
Loan repayments	(28,879,380)	-
Transaction costs	(61,558)	(8,874,089)
Net cash (repaid) borrowed during the period	(8,951,040)	139,292,591
Fair value of cash settled option at inception	-	(1,759,501)
Interest added to loan balance	10,832,485	11,167,014
Commitment fee added to loan balance	-	264,925
Interest accretion	2,948,753	907,974
Adjustment: change in estimate of future cash flows	(2,984,812)	(777,878)

Balance, end of period	$150,940,511	$149,095,125

7.	CASH SETTLED OPTION

	Nine Months ended	Year ended
	March 31, 2010	June 30, 2009

Opening balance	$1,820,844	$-
Fair value at inception	-	1,759,501
Change in fair value recorded in income	1,000,447	61,343
Balance, end of period	$2,821,291	$1,820,844

Since the Company drew the final $10 million of the lender’s $180 million commitment, the lender acquired the right to an additional 5% cash settled option, increasing the option to 12.5% of the fair market value of the equity in NGP Blue Mountain I LLC at maturity of the loan. In addition, at March 31st, 2010, the Company updated its power production forecast.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

8.	SHARE CAPITAL

	a)	Authorized

Unlimited voting common shares – no par value 25,000,000 first preferred shares – no par value (none issued) 25,000,000 second preferred shares – no par value (none issued)

	b)	Stock Options

During the nine months ended March 31, 2010, the Company received $456,496 (2009 - $94,899) from the exercise of 714,000 (2009 – 378,000) stock options.

A summary of the changes in stock options for the nine months ended March 31, 2010 is below:

		Weighted
		Average
	Number	Exercise
	of	Price
	Options	CAD $

Balance, June 30, 2009	9,296,000	$0.76

Granted	480,000	1.00
Exercised	(714,000)	0.67
Forfeited or Expired	(502,500)	1.10
Balance, March 31, 2010	8,559,500	$0.77

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

8.	SHARE CAPITAL (Continued)

	b)	Stock Options (Continued)

As at March 31, 2010, the following stock options were outstanding:

Exercise		Remaining
Price	Outstanding	Contractual	Number
CAD $	Options	Life	Exercisable

$0.45 - $0.64	1,554,500	3.98	1,401,500
$0.65 - $0.84	3,665,000	2.11	3,615,000
$0.85 - $1.04	2,643,000	2.23	2,530,500
$1.05 - $1.24	697,000	3.44	697,000
	8,559,500	2.96	8,244,000

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options is 10% of the issued and outstanding shares at any point in time. During the nine months ended March 31, 2010, the Company recorded $204,860 (2009 - $227,218) in stock-based compensation for options granted.

The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Historically, most options granted vested immediately. During the prior fiscal year, the Board approved a policy under which employee options vest over an 18-month period. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009

Risk free interest rate	1.13 -1.33%	1.10-3.76%
Expected life	3 years	2 years
Expected volatility	70-71%	58-74%
Expected dividend yield	0%	0%
Weighted average value of options granted	$0.43	$0.15

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

8.	SHARE CAPITAL (Continued)

	c)	Agents’ Compensation Options

A summary of the changes in agents’ compensation options for the nine months ended March 31, 2010 is below:

	Agents' Options
		Weighted
		Average
	Number	Exercise Price
	of Options	CAD$

Balance, June 30, 2009	1,050,000	$1.00
Grant	-	-
Exercised	(315,000)	1.00
Expired	(735,000)	(1.00)
Balance, March 31, 2010	-	$-

9.	FINANCIAL INSTRUMENTS

	a)	Fair value of financial assets and financial liabilities

The carrying values of the following financial assets and liabilities are assumed to approximate their fair values, due to the relatively short periods to maturity of these items: cash and cash equivalents, amounts receivable, restricted cash, accounts payable and accrued liabilities and deferred construction amounts payable.

The fair value of the marketable securities is based on market prices as at March 31, 2010 (a Level 1 input). The fair value of the cash settled option is based on a discounted cash flow model (Level 3 inputs). The calculation was performed using an interest rate of 5.79% and a discount rate varying between 8.91% and 13.67%.

The fair value of the long-term liability is estimated for disclosure purposes by discounting the future contractual cash flows at the interest rate that would be available to the Company at the balance sheet date. The effective interest rate of the instrument over its expected life is 17%. The calculation was performed using an estimated interest rate of 9%.

In accordance with Section 3862 of the CICA Handbook, the following table outlines the classification, carrying amounts and fair values of our financial assets and liabilities.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

9.	FINANCIAL INSTRUMENTS (Continued)

	a)	Fair value of financial assets and financial liabilities (Continued)

Financial asset (liability)	Carrying Amount	Fair Value

Financial assets held for trading
Cash and cash equivalents	$9,767,178	$9,767,178
Restricted cash	4,600,672	4,600,672

Loans and receivables
Amounts receivable	2,031,981	2,031,981

Available-for-sale financial assets
Marketable securities	86,631	86,631

Financial liabilities held for trading
Cash settled option	(2,821,291)	(2,821,291)

Other financial liabilities
Accounts payable and accrued liabilities	(5,433,302)	(5,523,563)
Long-term payables	(541,102)	(635,578)
Long-term liability	(150,940,511)	(184,121,630)

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company strives to ensure there are sufficient funds available to meet short-term business requirements, taking into account the Company’s holdings of cash and cash equivalents and undrawn funds from the committed TCW loan. Management prepares annual operating and capital expenditure budgets and prepares cash flows and liquidity forecasts.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

9.	FINANCIAL INSTRUMENTS (Continued)

	b)	Liquidity Risk (continued)

The Company intends to raise additional long term debt in order to repay a portion of the TCW loan and comply with loan terms, particularly an interest coverage covenant. The Company has engaged John Hancock to provide long term debt up to $95 million. However, this long term loan is subject to due diligence and final credit committee approval. John Hancock is applying for a loan guarantee from the US Department of Energy under its new Financial Institutions Partnership Program (“FIPP”). Interest coverage will depend upon the size of the potential John Hancock term loan, power production after additional drilling and the interest rate at the funding date. None of these variables can be predicted with certainty as of the date of these financial statements. Work continues in earnest by the Company and all parties involved, but as a result of continuing due diligence, the Company cannot provide assurance of its timing.

The Company will continue to incur operating losses until closing the potential John Hancock loan and increasing power production. Without successfully increasing power production, that may require additional drilling, and new financing or restructuring of current financing, the Company may not be able to maintain operations. The Company is connecting recently stimulated well 44-14, planning additional wells to support higher power production and also seeking debt financing from John Hancock to comply with the terms of the TCW loan. However, the additional power production may not be sufficient and the John Hancock financing is not certain to occur.

10.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

As at March 31, 2010, a total of $43,120 (June 30, 2009 - $108,386) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

During the nine months ended March 31, 2010 and 2009, the following were paid to or accrued for directors, officers, former officers and companies controlled by directors of the Company:

	For the Nine Months ended
	March 31,
	2010	2009

Sales and wages	$295,277	224,155
Director fees	52,131	59,710
Consulting, including financing success fee	249,363	1,098,239

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

10.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

Salaries and wages comprise amounts paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s TCW loan and letters of credit in support of the Limited Notice to Proceed contracted with Ormat.

11.	COMMITMENTS

	a)	The Company has entered into operating leases for premises, vehicles and geothermal resources. The minimum annual commitments (including work commitments) are as follows:

2010	$435,059
2011	435,404
2012	440,422
2013	447,777
2014	424,117
2015 and thereafter	2,087,902
$4,270,681

b)

On August 18, 2006, the Company signed a 20-year power purchase agreement (“PPA”) with NV Energy (“NVE”) for continuous supply of up to approximately 35 gross megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada. The PPA was secured by a cash collateralized $645,000 letter of credit issued by Royal Bank of Canada.

On November 3, 2008, the Company and NVE amended the PPA at higher pricing and power sales, consistent with the size of the resource and the plant under construction, and the Company provided NVE a second, cash collateralized letter of credit in the amount of $1,580,336. An additional cash collateralized letter of credit of $1,580,336 was provided when the Company declared commercial operation of the Faulkner 1 power plant. In March 2010, the Company moved the letter of credit in the amount of $645,000 secured at the Royal Bank to the Bank of the West. The funds held at the Royal Bank were released subsequent to the quarter end.

During the quarter, the Company issued two additional letters of credit, secured by cash, in the amounts of $50,000 and $100,000, to the State of Oregon’s Department of Geology and Mineral Industries and Nevada Division of Minerals, respectively, as reclamation bonds.

At March 31, 2010, total funds collateralized for letters of credit were $4,600,672.

After declaring commercial operation under the PPA, in certain circumstances, particularly if the minimum power is unavailable, then the Company would be liable for the cost of alternative power and renewable energy credits for a maximum of three years.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

11.	COMMITMENTS (Continued)

c)

During the period, the Company was released from letter of credit commitments by Ormat Technologies Inc. and NVE, under the Engineering, Procurement and Construction contract (“EPC”) and Large Generator Interconnect Agreement respectively, reducing restricted cash.

d)

Restricted Cash (relating to collateralized amounts) Short-term

Beneficiary	Issuing Bank	March 31,	June 30,
		2010	2009

Ormat	Bank of the West	$-	$15,000,000
NV Energy – LGIA	Bank of the West	-	1,370,100
		$-	$16,370,100

Restricted Cash (relating to collateralized amounts) Long-term

Beneficiary	Issuing Bank

NV Energy – PPA	Royal Bank of Canada	$645,000	$645,000
Oregon Dept. of
Minerals – Reclamation	Bank of the West	100,000	-
Nevada Division of
Minerals - Reclamation	Bank of the West	50,000	-
NV Energy – PPA	Bank of the West	3,805,672	1,580,336
		$4,600,672	$2,225,336

e)

On November 20, 2009, the Company reached an agreement in principle with TCW regarding the non-compliance with loan covenants and the use of grant proceeds for additional drilling. The proposed agreement is subject to review and final approval by both parties. The proposed agreement includes waivers by TCW of: non-compliance with budget requirements, a yield maintenance penalty and interest coverage covenant. The waivers facilitated the Company’s declaration of commercial operation under the Power Purchase Agreement with NVE. In return, the Company agreed to issue TCW 4.5-million warrants, exercisable at Cdn$1.50, with a term of 5 years. The warrants must be exercised within 30 days if the Company’s shares trade above Cdn$2.00 for 20 consecutive days. The Company expects final approval and documentation of this agreement in principal concurrent with the closing of the potential John Hancock loan.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010
(Unaudited)
(Expressed in US Dollars)

12.	ADDITIONAL CASH FLOW INFORMATION

		As at March 31,
a)	Cash and cash equivalents is comprised of:	2010	2009
	Cash	$9,767,178	$1,279,346
	Short-term deposits	-	1,111,082
		$9,767,178	$2,390,428

		For the Nine Months
		ended March 31,
b)	Interest	2010	2009
	Interest Received	$62,280	$303,855
	Interest Paid	6,794,732	962,357

		As at March 31,
c)	Supplementary Non-Cash Investing Information	2010	2009
	Amount of accounts payable for geothermal property interests	$-	$8,120,678
	Amount of accounts payable for property, plant and equipment	3,972,670	8,679,794

The changes in these balances have been excluded from cash flows used in investing activities.

13.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to March 31, 2010:

(a)	During April, the Company completed well 41-27, which requires further work.

(b)	During April, the Faulkner I power plant produced an average of 37MW, meeting the contractual Supply Amount as stipulated in the PPA.

14.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period presentation.